Lonesome Soldier - Campaign Video Transcript

Video 1: Campaign Video

- I have this reoccurring dream. We ask our soldiers to sacrifice so much more than just life and limb. And it's the lingering effects of PTS, that I'm humbly grateful to facilitate through the powerful medium of film and telling of their story. Alexander Randazzo has written a beautiful screenplay from an inspiring novel based on an incredible, true life tale. A true life tale that is unfortunately all too common.

- Lonesome Soldier is an incredible true story about a young man named Jackson Harlow who battled with post-traumatic stress, or PTS, upon returning from Iraq in 2006. Lonesome Soldier has been a labor of love for the past four years. I can still remember receiving a text message of a screenshot of a Facebook post, from a mother down in Tennessee who wanted to make a story about her son who had just come back from war and was battling PTS. His mother, Linda Lee, as well as myself, have created and crafted this story with the ultimate goal to help save our veteran's lives.

- I met Alexander Randazzo, over three years ago. He reached out to me with a script and after I read it, I felt deeply moved and inspired. It's a message that highlights the service and sacrifice of our military and military veterans. The depths of suffering that many endure upon returning home. But more than that it's a powerful and beautiful message of hope and healing. It's really humbling to be trusted, to walk beside our service men and women and endeavor to find meaning in suffering and to give it purpose.

- Over 20 veterans kill themselves every day. And that is a serious problem. If one veteran sees this film and decides to not go through with suicide, this film's purpose will be accomplished. Due to this, 10% of profits from Lonesome Soldier will be donated to organizations such as Cadence International, dedicated to helping our veterans and soldiers combat PTS.

- We feel very strongly that an accurate portrayal of PTS has not yet been represented in the way that we have planned on film before. And I'm terribly excited to help guide Lonesome Soldier into a fully realized motion picture. And to us, this is a story that has to be told, and we hope you agree.

- It's my hope, that you will consider joining our growing community of support. It's awesome to consider how far Lonesome Soldier has come and I'm honored to invite you to join us on this journey.

- I am very excited to be partnering with you to bring this incredible true story to life. And together we can help save the lives of our men and women who have willingly risked their lives for our freedom.

Video 2: Proof of Concept Video

- [Narrator] I have this reoccurring dream. I made it back and I'm almost home. And I see my daughter off in the distance. Something ain't right. I try to scream, but it sounds like I'm drowning under water. Then I'm back over there. I get so close but I never reach her in time. People like to tell me I'm a hero. I hope it makes them feel better because it certainly doesn't help me. Nothing helps. Every morning I wake up with my head pounding, my lungs burning and my knuckles aching. No matter what I do, I always end up back there. They trained us to be soldiers, to follow orders and kill, but they never taught us to come home. To deal with the guilt. I'm lost, trapped in the darkest parts of my own mind. I made it home, yeah, but I feel more dead than my best friend. All I know is if I keep walking down this road, there's no coming back. I don't know what to do anymore. But I'm a soldier, I can't give up now.

Become an investor at nextseed.com/lonesomesoldier

Not an offer, a solicitation of an offer to buy or sell securities. Not intended as investment advice or recommendation. Past performance of one business is not a guarantee of future results of another business and should not be relied upon or interpreted to be a prediction of performance of investments offered through

nextseed.com. The speaker has not been paid for this video. Each offering and its terms are unique, based on various specific factors impacting the particular business. Investments on NextSeed are speculative, illiquid and involve a high degree of risk, including the possible loss of your entire investment. In making investment decisions, you should rely on your own examination of each issuer and the terms of each offering, including the merits and risks involved, as you may lose your entire investment. For more information, visit nextseed.com.



176	0
Days Left	Investors

Military Movies Presents Lonesome Soldier
Los Angeles, CA

$0 raised
0% of minimum goal

Security Type: Preferred Equity
Equity Class: Class B Shares

COMING SOON

View gallery ›

Highlights
The Film
Production Plan
Distribution
Revenues
Giving Back
Use of Proceeds
Investment Terms
The Team
The Timeline
Bonus Rewards
Comments   0
Documents
Gallery

> **Welcome, friends of Lonesome Soldier!**
>
> If you are a first-time NextSeed investor, you'll first need to set up your investment account. When you're done, make sure to use the unique URL provided by Lonesome Soldier to return to this campaign page and begin investing.
>
> *If you have any questions, please contact support@nextseed.com.*

HIGHLIGHTS

Lonesome Soldier is the first in a series of genre films for a military audience produced by Military Movies Productions

- Film production studio focused on telling authentic, character-driven stories focused on honoring and entertaining Military families and enthusiasts
- Lonesome Soldier is the first in a series of true stories produced for this audience
- Additional films are already lined up after this production, with rights already secured

Well-capitalized production with attractive distribution options

- The project has already raised $1 MM in equity, secured $350K in debt, and is approved for up to a $500K tax credit for producing the film in New Mexico
- Project currently has a $2.5M budget and will be shot in New Mexico and Los Angeles
- 3-part distribution strategy includes theatrical distributions, DVD and streaming rights, and foreign sales to military personnel abroad

Veteran production team with a combined 50+ years in the entertainment industry and strong military ties

- Producers Chris Pappas and Mark Wallace & Directed by Jonathan Meyers
- Written by Alexander Randazzo, Lionel Chetwynd (*Academy Award Nominee*) & Linda Lee
- Executive Producers include Retired Colonel John Albers and Hollywood veteran actor Steve Monroe
- Actors with offers pending (and looking to finalize shortly) include Titus Welliver, Sean Astin, John Ashton and Brandon Quinn
- Advisory / Board team consists of dignified military personnel, as well as major players in the entertainment business

---

Investment Summary

Type of Securities:	Equity
Equity Class:	Class B Shares
Unit Price:	$100
Min. Individual Investment:	$100

INVEST IN LONESOME SOLDIER

Watch the film's "Proof of Concept" video:



THE FILM

Lonesome Soldier is the first in a series of films currently being produced by Military Movies, a studio that aims to become a well-known brand in the military marketing world by working with both active duty and retired military personnel to make character-driven authentic American motion pictures.



Likened by Hollywood insiders to a "modern day Deer Hunter", Lonesome Soldier is an incredible true story about a community in middle America in the 21st century. The film, written by and starring Alexander Randazzo, depicts the journeys of an ensemble cast of characters upon the return of Jackson Harlow, high school rock star, from Iraq and his harrowing struggle with post-traumatic stress (PTS). Returning from the battlefield, Jackson is met at home by a financial recession, an opioid epidemic, a community embroiled in infighting, a wife who has abandoned him to drugs, an old job that can no longer pay, and a Veterans' Administration that is too congested and ill-equipped to treat his deteriorating condition.

Featuring an ensemble cast including both Oscar winners and nominees, as well as some fresh new faces, this film has a detailed casting strategy crafted to bring to life this story about love, family, pain, war, and community.

This film is a tribute to the sacrifice of our veterans and a testament to the enduring American spirit.

About the screenplay:

This powerful screenplay started as a text-message-of-a-screenshot-of-a-Facebook-post by the mother of the real life Jackson Harlow on which the film's protagonist is based. When a friend of screenwriter Alexander Randazzo read a heartfelt and impassioned Facebook post from our hero's mother explaining that she wanted to find a way to make a movie of her son's incredible true story and the broader issues of PTS stigma and healthcare in America, she immediately took a screenshot and texted it to Alexander, who set about optioning the rights for the story.





Jackson Harlow's true-life heartbreaking story follows his decision to join the military. After witnessing traumatic battlefield events (unsuccessfully attempting to save a little girl in Iraq before his best friend, Ritchie, dies in his arms after saving his life), he returns home to American only to spiral into opioid addiction, finding himself in a coma for 4 years before making a miraculous recovery.

📄 Read an excerpt from the moving screenplay, written by Alexander Randazzo & Lionel Chetwynd.

PRODUCTION PLAN

The film is scheduled to begin filming in the Fall/Winter of 2020, in both Los Angeles and New Mexico. The goal of this production is to produce an authentic, high production value feature film on a modest budget of under $5M. The project has already raised $1MM in equity, secured $350K in debt, and is approved for up to $500K in tax credits for producing the film in New Mexico.







The casting is already well underway with the above mentioned attachments. A portion of proceeds raised on NextSeed will be utilized for casting and the more equity raised from the campaign, the more valuable the movie's cast will be.

In accordance with new industry standards as well as local laws and ordinances, Military Movies Productions will create a production "bubble" for safety purposes during the COVID-19 pandemic. These policies and procedures include regular testing for cast and crew, a pod-based team structure and social distancing. The producers have put together a 15-page Covid process document that can be read on this offering. Standard production measures are already being adopted by many productions currently filming in North America and the producers will follow the highest health and safety procedures on this production.

DISTRIBUTION PLAN

The current COVID-19 pandemic, though presenting distinct challenges such as the closure of movie theaters and temporary halts in production, has produced exciting new opportunities in the film world and forced production and distribution companies to experiment with their legacy business models. From new Premium VOD offerings such as the much-hyped Mulan premiere from Disney, to the Covid-19 cultural phenomenon of NETFLIX'S Tiger King, producers and studios are in a strong position to innovate and capitalize on changing media consumption patterns.

The distribution strategy for Lonesome Soldier and future releases from Military Movies Productions falls into three primary areas. Please note that while theatrical distribution is not guaranteed due to the current business challenges that theaters across the country are dealing with, we will still be attempting to release the film theatrically.

Theatrical Distribution

- Theatrical distribution has been one of the hardest hit businesses in America due Covid-19. Military Movies Productions has partnered with a distribution company called Vet Flicks, which will work to distribute Lonesome Soldier in movie theatres.
- Due to the present market, theatrical distribution is currently in flux. We are hopeful this will change in the future but must be cautious about the Theatrical distribution market's near term future.
- Producers are also working with two former distribution executives to round out our theatrical distribution team and get the film on as many screens as possible.

DVD and Streaming Rights

- Military Movies is currently in talks with multiple VOD (video on demand) and streaming companies to distribute Lonesome Soldier.
- The plan is to take advantage of the 2021 holiday season with a big initiative around Veterans.
- As an alternative option, self-distribution remains an attractive option – with a strong team of former distribution executives and companies and groups who are active with Veterans communities.

Foreign Sales

- With military families stationed all around the world, the Military Movies brand and Lonesome Soldier have an opportunity to be sold worldwide.
- The film's foreign sales will be handled by RedSea Media, a prominent international film distributor.

REVENUES

How do investors receive a potential return on their investment?

Most commonly, films receive revenue from theatrical releases, streaming rights, and foreign distribution.

- Theatrical releases - Typically, the film's owners receive periodic payments from theaters based on ticket sales, which are then passed on to investors as waterfall distributions.
- Streaming rights - Typically, the film's owners receive a lump-sum payment from a media company (such as Netflix, HBO, etc) who acquires the rights to stream the film in specific regions. These lump-sum payments are then distributed to investors, with no residual income.
- Foreign sales - Foreign distribution typically results in royalties paid to the film's owners when a movie airs internationally. A CAMA service, which stands for "Collective Account Management Agreement will track a film's appearances and resulting royalty payments.

While the precise distribution deals are subject to change until the film is shot, edited, and showcased to potential buyers (this is established industry practice), Military Movies Productions aims to have a liquidity event by early-to-late 2021.

Regardless of the final distribution details, all potential dividends will be distributed to equity investors in the following manner:

1. 100% of profits to Class B Members (**NextSeed Investors are Class B Members**) until they have received 120% of capital invested
2. 100% of profits to Class C Members until they have received 120% of capital invested, then
3. 1/3 of profits to each of Class B, A and C Members thereafter (**NextSeed Investors are included in this**)

GIVING BACK TO OUR VETERANS

10% of the Producers' net proceeds profits will be donated to veterans associations helping soldiers suffering from PTS.

USE OF PROCEEDS

Lonesome Soldier is raising up to $1M in equity in this offering, with a minimum raise amount of $200,000. All funds raised in this campaign will go towards variable production expenses such as casting, special effects, and additional production value. The more funds that are raised, the more the filmmakers will be able to put into elevating the production, though the film is currently able to produce the feature length script with the minimum of $50,000 due to existing secured financing ($1 MM in equity, $350K in debt, ~$500K in tax credits).

Investment Terms

Issuer	Type of Offering	Offered By
Lonesome Producer, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min	$200,000
Offering Max	$1,000,000
Min Individual Investment	$100
Type of Securities	Equity
Equity Class	Class B Shares
Unit Price	$100
Dividend Distribution	All potential dividends will be distributed to equity investors in the following manner: 1. 100% of profits to Class B Members (**NextSeed Investors are Class B Members**) until they have received 120% of capital invested 2. 100% of profits to Class C Members until they have received 120% of capital invested, then 3. 1/3 of profits to each of Class B, A and C Members thereafter (**NextSeed Investors are included in this**)

The Team



Alexander Randazzo
WRITER / ACTOR / PRODUCER

Alexander Randazzo wrote, produced, and starred in his first feature film, based on the best selling book Raising Dragons by Bryan Davis at 13 years old, and has since written over 50 screenplays including both feature films and television shows. He optioned Lonesome Soldier after he was cast as Jackson Harlow by Linda Lee, Jackson's real life mother.



Chris Pappas
PRODUCER / MILITARY MOVIES CO-FOUNDER

Chris Pappas was previously the Founder / CEO of Yokalsports.com. The company produced the Yokal Sports Sports Report which aired on 15 location television stations across America. He began his career working at Universal Studios where he worked on THE BOURNE IDENTITY, THE BOURNE SUPREMACY, ALONG CAME POLLY and 25 - 30 other movies. Previously he was part of United Talent Agency's Digital Media Group where he represented 50+ start up companies and negotiated the first social influencer deals. Chris loves producing movies, has been mentored by numerous contemporary producers and is very excited to start The Military Movies brand.



Mark Wallace
PRODUCER

Mark Wallace has been acting for 25 years and has been a screen actors guild member since 1995. He has also produced multiple films in that timeframe, including Confession, which starred now A-list actor Chris Pine (Wonder Woman, Star Trek).



Steve Monroe
EXECUTIVE PRODUCER, ACTOR

Steve Monroe is a veteran character actor with over 100 film and television credits to his name. Most notably, Steve is often recognized from his roles in "Miss Congeniality," "The Following," and "Crazy Ex-Girlfriend." He has worked with luminary directors such as Clint Eastwood (on 3 films) Robert Zemeckis, and Tom Shadyac. Humbled by the service and sacrifices of our military and veteran community, Monroe's convictions about the importance of this film are unwavering and is why he is both an investor and actor in this motion picture.



Retired Colonel John Albers

EXECUTIVE PRODUCER AND CHAIRMAN OF THE MILITARY MOVIES BOARD

John is a retired Marine Colonel and former naval aviator. He was the first Marine to command VX-20. During his command time, he oversaw the Broad Area Maritime Surveillance – Demonstration (BAMS-D, a Global Hawk modified for USN work) operations which were the precursor to the BAMS as well as the initial formation of the Triton (the USN modified Global Hawk BAMS article) test team.

Following a short stint with Raytheon post-military, John launched The Albers Group, an organization dedicated to helping find Veterans jobs upon returning to civilian life.



Jonathan Meyers

DIRECTOR

A charismatic Writer/Director known for directing Confession, starring Chris Pine, A Fine Step, starring Armand Assante and the late Luke Perry, as well as writing Con Man, the true story of criminal Barry Minkow, starring James Caan, Justin Baldoni, and Mark Hamill.

After directing "A Fine Step" in Memphis, Tennessee with Luke Perry and Armand Assante, Meyers adapted two books for R.L. Stine's Production Company. He is working with Universal Studios on an updated retelling of their film "The Man Who Laughs," Ubisoft's Production Company on an unnamed IP going from game to screen and has most recently partnered with The Russo Brothers' Animation company Octopie for his original animated series "Little Dick" which he co-created with Jason and Jamie Neece, producers of the Netflix hit "Umbrella Academy".

He is excited to bring the viewers into the world of Lonesome Soldier, and present a gritty, raw film that gives an accurate look at PTS, the collapse of Community, and the Opioid Crisis.



Lionel Chetwynd

WRITER

Lionel Chetwynd is an Academy Award and Emmy nominated writer, and has six Writers Guild of American nominations. To date, he has over 50 feature and long-form television credits, including the Vietnam trilogy: "The Hanoi Hilton," "To Heal a Nation," and "Kissinger and Nixon," as well as the Emmy-nominated "Ike: Countdown to D-Day" starring Tom Selleck.



William "Billy" Rodgers

MILITARY MOVIES PRESIDENT OF PHYSICAL PRODUCTION & COVID-19 COMPLIANCE OFFICER

Billy Rogers, originally from Oklahoma, has worked in the print / commercial / TV / film industry in Los Angeles for over a decade as a child director, producer and 2nd assistant director. He has a vast amount of knowledge and experience working with many variances of crews in pre-production and production on small and big budgets.



Jason Allen

1ST ASSISTANT DIRECTOR

Jason Allen was born in San Diego, California, raised in Tucson, Arizona and then moved to Bismarck, North Dakota. Jason came back to California and enrolled in the UCLA Short Fiction Film Program, where he wrote & directed The Lift (2000), one of the six selected films in the program to premiere at the Academy of Motion Pictures Arts & Sciences Theater. Jason has gone on to be an intricate part of many ambitious-challenging feature films, award-winning short films, television and on-demand episodic series, countless promotional, commercial & music video productions as the first assistant director, producer and editor. His reputation as the first assistant director (member of the Director's Guild of America since 2011) on a production staff has proven invaluable to a number of independent feature films.

THE TIMELINE

May 2016	Alexander Randazzo options the rights for the story
July 2016-July 2018	Alexander works with Jackson's real life mother Linda Lee to finalize the script
November 2018	Introduced to Academy award-winning writer Lionel Chetwynd
February 2019	Mr. Chetwynd polishes the script for high level cast
May 2019	Casting begins
February 2020	Pre-Production begins with a start date of March 22
March 20, 2020	Production is shut down days before filming is scheduled to begin due to COVID-19
August 2020	Proof of Concept is shot during COVID-19
October 2020	Production is schedule to begin in late October and go for 3 ½ weeks in Los Angeles before heading to New Mexico for an additional week.
Spring/Summer	Post-Production finishes and the film is released

Bonus Rewards

INVEST	INVEST
$100+	**$500+**
• Limited edition merch with a shirt made by Authentically American	• Advanced Digital Download of the film

INVEST	INVEST
$1,000+	**$2,000+**
• Framed limited-edition signed investor film poster • Advanced Digital Download of the film	• Framed limited-edition signed investor film poster • Autographed script by the cast • Advanced Digital Download of the film

INVEST	INVEST
$5,000+	**$10,000+**
• Framed limited-edition signed investor film poster • Autographed script by the cast • VIP invitation to any premier of the film • Advanced Digital Download of the film	• Non-speaking role in film and/or Associate Producer Credit (Investor must pass all of the production's health requirements.) • 2 tickets to any film festivals, premieres or events the movie has

INVEST	INVEST
$25,000+	**$50,000+**
• Non-speaking Military role, including boot camp training and Iraq scenes (Investor must pass all of the production's health requirements.) • Plus all additionally mentioned perks	• Member can join the Military Movies Board for 1 year and be involved in any future direction of the movie • Plus all additionally mentioned perks

INVEST	INVEST
$100,000+	**$250,000+**
• Executive Producer Credit • VIP Invitation to premier of film as well as set visit • Plus all additionally mentioned perks	• Perfect for any non profit, Producers will put together an event for an organization around the movie • Movie will screen privately for their members • Will work to have actors and director available for these screenings • Events can be used for whatever a non profit would need / want and future discussion will ensure • Plus all additionally mentioned perks

Any travel expenses incurred in order to participate in Bonus Rewards will be the responsibility of the investor.

Bonus rewards are offered by the Issuer purely on a voluntary basis and do not influence the terms of the Offering. For the avoidance of doubt, the bonus rewards are not contractual conditions governed by the Purchase Agreement and are not enforceable under the Purchase Agreement.

Comments

See our community guidelines on posting.

In order to leave comments, please log in.

LOG IN

No Comments

Documents

Screenplay Excerpt	COVID-19 Safety Protocol and Production Procedures	Private Placement Memorandum
VIEW	VIEW	VIEW

Pro forma	Amended & Restated Operating Agreement	Subscription Agreement
VIEW	VIEW	VIEW

Investor Proxy Agreement
VIEW

Gallery



View Gallery ▾

Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


